February 9, 2005


Mail Stop 0510

Via U.S. mail and facsimile

Mr. Barry A. Ellsworth
Green Plains Renewable Energy, Inc.
9635 Irvine Bay Court
Las Vegas, NV 89147

Re: 	Green Plains Renewable Energy, Inc.
Form S-1/A, filed February 4, 2005
File No. 333-121321

Dear Mr. Ellsworth:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 4
Risks Related to the Company, page 7

1. Please revise to include the deleted risk factor relating your history of losses.

Our ability to successfully operate is dependent on availability of energy and water at anticipated prices, page 14

2. We have read your response to our comment 17. The disclosure in your From S-1 filed on December 16, 2004 indicates that the historical average price was assumed for the project. However, your response to our comment 17 indicates that the feasibility study used current market prices. Please clarify whether historical or current market prices were used in the study. If historical prices were used, please expand your disclosure to include quantitatively how this will likely impact your plan.

Business, page 30
Project Location - Proximity to Markets, page 37

3. 	We note your response to Comment No. 36 from our letter dated
January 13, 2005 in which you state that there are affiliations between Alberta A. Bryan and your company, your officers, directors and affiliates, and Thien Farm Management. We further note that your revised disclosure in the last sentence of the partial paragraph on the top of page 38 indicates that there are no such affiliations. Please reconcile.

The Construction of the Project - Proposed Design-Build Contract, page 47

4. We note your response to Comment No. 44 from our letter dated January 13, 2005. We further note your disclosure in the second paragraph under the heading "General Terms and Conditions" on page
47. It appears that Fagen will grant you a license to use its intellectual property rights. Please reconcile. In addition, please advise us as to whether any other person or entity holds intellectual property rights with respect to your proposed business plan, whether relating to the design of an ethanol plant, the equipment used by an ethanol plant or the process of producing ethanol, and, if so, how you will obtain the right to use these intellectual property rights.

Plan of Distribution, page 61
The Offer, page 61

5. We note your response to Comment No. 57 from our letter dated
January 13, 2005. Please disclose whether there are any additional requirements with respect to the offering of your securities in the states you have identified.

6. We note your response to Comment No. 61 and your statement that Fagen will not be assisting you in effecting transactions.
Please
tell us whether Fagen will help you locate investors or act as a finder. If so, please tell us why you believe Fagen is not required to register as a broker-dealer under Section 15 of the 1934 Act because of these activities.

7. We note your disclosure regarding officers who may purchase shares in the offering. Please tell us your analysis for whether these purchases are permitted under Regulation M of the Exchange Act.

Financial Statements
Report of Independent Registered Public Accountants, page F-1

8. Your auditor`s report does not appear to comply with PCAOB Standard No. 1. You auditor`s report indicates that they conducted their audit in accordance with "auditing standards of the Public Company Accounting Oversight Board (United States)" rather than in accordance with "the standards of the Public Company Accounting Oversight Board (United States)." Please obtain from your auditors a revised opinion, since there is a distinction between the two references. Refer to PCAOB Standard No. 1, Exhibit 2.

9. You have revised your financial statements and notes to the financial statements to include the recording of $37,500 for stock-based compensation. Please obtain and include in your amended filing an updated opinion from your auditors that refers to the restatement to record stock-based compensation and the reclassification of the deposit in your statement of cash flows, along with the footnote that discusses each in greater detail. In doing so, please also obtain and include an updated consent from your auditors.

Statement of Cash Flows, page F-5

10. We read your response to comment 73. Please include a footnote that discusses the reclassification of your deposits and reconciles between the as reported and as restated amounts for your operating and investing activities in your statement of cash flows.

3.  Stockholders` Equity, page F-7

11. We acknowledge your response to our comment 74. Although you have revised your disclosure to include the information in your response, the prior disclosure was not removed. Please remove the second paragraph in this disclosure. In addition, please include a note to the financial statements, which discusses the restatement relating to the $37,500 in compensation expense discussed in your response in the manner required by paragraph 37 of APB 20.

Part II - Information Not Required in Prospectus, page II-1
Item 13.  Other Expenses of Issuance and Distribution, page II-1

12. We have read your response to our comment 78. Please revise your table to show separately your costs in connection with the minimum offering for the securities and costs in connection with the maximum offering for the securities.

13. Please tell us why you have eliminated "Miscellaneous fees."

*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


      You may contact Meagan Caldwell, Staff Accountant, at (202) 824-5578 or, in her absence, Rufus Decker, Accounting Branch Chief, at (202) 942-1774 if you have questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 824-5612 or, in his absence, the undersigned at (202) 942-2864 with any other questions.

Sincerely,



Jennifer Hardy
Branch Chief


cc:	Eric L. Robinson, Esq.
Blackburn & Stoll, LC
257 East 200 South, Suite 800
Salt Lake City, UT 84101
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Mr. Barry A. Ellsworth
February 9, 2005
Page 1 of 5


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE